# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Local Eateries, Inc.
501 Gallatin Ave
Nashville, TN 37206
http://www.porterroad.com

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Local Eateries, Inc.
Address: 501 Gallatin Ave , Nashville, TN 37206
State of Incorporation: DE
Date Incorporated: July 12, 2017

## Terms:

Equity

Offering Minimum: $15,000.00 | 6,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy and Agreement. By investing in this offering. and subscribing to the Subscription and kinder Agreement. you are agreeing to the terms of the Irrevocable Investor Proxy Voting Agreement attached as Exhibit A to the Subscription and Joinder Agreement (the "Irrevocable Proxy Agreement"), which provides that, with respect to all of the shares of Common Stock issued to the Subscriber in connection with the Subscription Agreement (the "Shares"), the Subscriber will grant to the CEO an irrevocable proxy (the "Irrevocable Proxy") as permitted pursuant to Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the CEO may determine in its sole and absolute discretion, subject to the requirements set forth in the Company's bylaws as may be in effect from time to time (the "Bylaws"). Please see the Irrevocable Proxy Agreement for the complete details of the Irrevocable Proxy.

<u>Investment Incentives & Bonuses*</u>

Time-Based Perk

<u>Early Bird: Invest within first 2 weeks</u>

Tier 1 - Perk – $250+ | 10% off all orders for 3 months

Tier 2 - Perk – $500+ | 10% off all orders for 6 months + 30% off First Subscription Box order + Access to Live Webinar

Tier 3 - Perk – $1,000+ | 5% bonus shares + 15% off all orders for 6 months + First subscription box Free (investor pays any applicable shipping fees) +Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers)

Tier 4 - Perk – $5,000+ | 10% bonus shares + 20% off off all orders for 6 months + First subscription box free (investor pays any applicable shipping fees) + Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Invite to investor-only virtual video cooking class

Tier 5 - Perk – $10,000+ | 15% bonus shares + 25% off all orders for 6 months + First 3 subscription boxes free (investor pays any applicable shipping fees) + Live Webinar +Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris

Tier 6 - Perk – $20,000+ | 20% bonus shares + 25% off off all orders for 9 months + First 3 subscription box free (investor pays any applicable shipping fees) + Live Webinar +Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris

Tier 7 - Perk – $50,000+ | 25% bonus shares + 25% off all orders for 1 year + First 6 subscription boxes free (investor pays any applicable shipping fees) + Live Webinar +Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris + Co-founder dinner in Nashville (investor responsible for travel and lodging) + Live Q+A with Chris (in-person or by phone)

<u>Amount-Based Perks</u>

Tier 1 - Perk — $250+ | 10% off off all orders for 1 month

Tier 2 - Perk — 500+ | 10% off off all orders for 3 months

Tier 3 Perk — $1,000+ | 15% off all orders for 6 months + 30% off first subscription box + Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers)

Tier 4 Perk — $5,000+ | 5% bonus shares + 20% off all orders for 3 months + First subscription box free (investor pays any applicable shipping fees) + Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers)+ Invite to investor-only virtual video cooking class

Tier 5 Perk — $10,000+ | 10% bonus shares + 20% off all orders for 6 months + First 3 subscription boxes free (investor pays any applicable shipping fees) + Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris

Tier 6 Perk — $20,000+ | 15% bonus shares + 20% off all orders for 9 months + First 3 subscription boxes free (investor pays any applicable shipping fees) + Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris

Tier 7 Perk — $50,000+ | 20% bonus shares + 25% off all orders for 1 year + First 6 subscription boxes free (investor pays any applicable shipping fees) + Live Webinar + 20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris + Co-founder dinner in Nashville (investor responsible for travel and lodging) + Live Q+A with Chris (in-person or by phone)

Loyalty Bonus

As you are a Meat Nerds as of 4/30/2024 + Friends & Family in Porter Road, you are eligible for additional bonus shares + enhanced Perks (5%).

Reservations Perk

As a reservation holder you are elgible for 5% bonus shares.


The 10% Venture Club Bonus


"Porter Road" by Local Eateries, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $2.50/ share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, Reservations Bonus, and Loyalty Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

Overview

Local Eateries Inc is an omnichannel farm-to-fork operation specializing in US pasture-raised, dry-aged beef and forested pork that prioritizes farmers and flavor with a proprietary supply chain. We seek to revolutionize the sourcing, raising, and accessibility of premium, sustainable meat across America.

Local Eateries Inc. was incorporated on July 12, 2017 in the state of Delaware. Local Eatiers Inc has 2 subsidiaries that are wholly owned (1) Local Eateries LLC & (2) Porter Road Butcher Meat Company, LLC.

IP Summary

Local Eateries filed an application for the "Porter Road" trademark on April 12, 2024 (serial number: 98498387).

### Competitors and Industry

Competitors & Market

Four companies control over 80% of the $315 billion U.S. commodity meat industry. These companies are optimized for speed and cost, not quality, yet 85% of meat consumers actively seek 'Better For' claims when purchasing meat, underlining the market's appetite for ethical and sustainable options.

Industry

We believe we are strategically positioned within the claims-based meat segment of the broader U.S. protein industry, a market experiencing significant growth due to increasing consumer awareness and demand for sustainable and ethically sourced meat products. We believe the growing consumer interest in health, animal welfare, and environmental sustainability drives demand for Porter Road's products. Additionally, regulatory trends toward more humane and sustainable farming practices provide further opportunities for market expansion. Porter Road's commitment to these values not only meets the market demand but also positions it ahead of potential regulatory impacts, ensuring long-term viability and growth in the industry.

Current Stage and Roadmap

Current Stage

At Porter Road, we feel we are currently experiencing a robust growth stage, having solidified our market presence through revenue generation. Since our inception, we have expanded our direct-to-consumer model, achieving $58 million in sales from January 2018 to December 2023 with an impressive 72% repeat customer rate from April 2023 to March 2024. This success is supported by over 7,400 five-star reviews and a strong consumer-driven word-of-mouth endorsement, underscoring the high satisfaction and quality of our products. Additionally, we have innovated within our product lines, leveraging byproducts to create best-in-class value-added products, thus optimizing our resources and expanding our market reach.

Future Roadmap

Looking forward, we believe we are poised for further expansion and innovation. Our immediate plans include dedicating resources to increase our production capabilities and meet the rising demand for our products, potentially enhancing our direct-to-consumer platform, and broadening our distribution channels, both online and through anticipated grocery partnerships. We also plan to further develop our range of value-added products, such as meat snacks and ready-to-cook meal solutions, which will allow us to attract a broader customer base and enter new market segments. By continuing to invest in our infrastructure and team, we aim to maintain our trajectory towards becoming a leader in sustainable and ethically sourced meat, redefining how consumers relate to and purchase their meat.

## The Team

Officers and Directors

Name: Christopher Thomas Carter

Christopher Thomas Carter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Acting Principal Accounting Officer
  Dates of Service: October, 2010 - Present
  Responsibilities: Responsible for the general success of Porter Road with ownership of the teams responsible for Growth Strategy, D2C, Wholesale, Marketing, Business Development, Finance and BizOps, including HR & People Services.

Name: James Francis Peisker

James Francis Peisker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: October, 2010 - Present
  Responsibilities: Responsible for all Product & Operations; including Facility Management, Inventory & Supply Chain, Butcher process and proficiency, Product Sourcing & Innovation, Fulfillment & Partnerships, Waste Management & New Product Development.

Name: William Frederick Rupp

William Frederick Rupp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: Board member and advisor focused on Supply Chain Optimization, Business Strategy, Growth & New

Product Development.

Other business experience in the past three years:

- Employer: Sustainable Beef
  Title: Senior Advisor/Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Oversee the design, build and start up of a $400 million dollar beef packing plant.

Name: Joseph Ryan Darnell

Joseph Ryan Darnell's current primary role is with Max Ventures. Joseph Ryan Darnell currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member & Advisor
  Dates of Service: July, 2017 - Present
  Responsibilities: Run all operations an investment activities at Max Ventures.

Other business experience in the past three years:

- Employer: Max Ventures
  Title: Managing Member
  Dates of Service: March, 2017 - Present
  Responsibilities: Run the day to day investing activities and operations at Max Ventures

Name: Randall Ussery

Randall Ussery's current primary role is with Everest Financial. Randall Ussery currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Randall is a Board Member.

Other business experience in the past three years:

- Employer: Everest Financial
  Title: CEO and Founder
  Dates of Service: December, 2019 - Present
  Responsibilities: Manages a hybrid VC/PE firm with multiple funds and SPVs.

Other business experience in the past three years:

- Employer: L37 Ventures
  Title: Managing Partner
  Dates of Service: December, 2019 - December, 2023
  Responsibilities: Managed a hybrid VC/PE firm with multiple funds and SPVS.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

By investing in this offering, and subscribing to the Subscription and Joinder Agreement, you are agreeing to the terms of the Irrevocable Investor Proxy Voting Agreement (the "Irrevocable Proxy"). Please review the terms of the Irrevocable Proxy, which is attached as Exhibit F of the Company's Offering Memorandum. You will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. Pursuant to the proxy and subject to the requirements set forth in the Company's bylaws, the CEO agrees to the vote all Shares in proportion to the votes of the shares of capital stock of the Company of the same class and series that are not subject to any Company proxy.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

**Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment**
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

**Our new product could fail to achieve the sales projections we expect**
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

**We face significant market competition**
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**We are an early stage company operating in a new and highly competitive industry**
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

**Intense Market Competition**
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

**Vulnerability to Economic Conditions**
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

**Uncertain Regulatory Landscape**
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

**Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense,

it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

**There are no beneficial owners of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power.**

### The Company's Securities

The Company has authorized for issuance Common Stock, Series Seed-1 Preferred Stock, Series Seed Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 shares of Common Stock for sale to Subscribers.

#### Common Stock

The amount of Common Stock authorized to be issued pursuant to the Company's Amended and Restated Certificate of Incorporation as currently in effect (the "Current Charter") is 17,646,300, of which a total of 4,340,726 are currently outstanding.

#### Voting Rights

One vote per share. Please see "Voting Rights of Securities Sold in this Offering" and the Current Charter attached as Exhibit F to this Offering Memorandum for additional detail regarding voting rights.

#### Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy and Agreement. By investing in this offering and subscribing to the Subscription and kinder Agreement. you are agreeing to the terms of the Irrevocable Investor Proxy Voting Agreement attached as Exhibit A to the Subscription and Joinder Agreement (the "Irrevocable Proxy Agreement"), which provides that, with respect to all of the shares of Common Stock issued to the Subscriber in connection with the Subscription Agreement (the "Shares"), the Subscriber will grant to the CEO an irrevocable proxy (the "Irrevocable Proxy") as permitted pursuant to Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the CEO may determine in its sole and absolute discretion, subject to the requirements set forth in the Company's bylaws as may be in effect from time to time (the "Bylaws"). Please see the Irrevocable Proxy Agreement for the complete details of the Irrevocable Proxy.

The amount of outstanding shares of Common Stock reflected above does not include up to 1,394,084 shares of Common Stock that are currently unissued but may be issued in the future pursuant to the exercise of stock options that are currently outstanding under the Company's 2017 Employee, Director and Consultant Equity Award Plan (the "Equity Incentive Plan").

The amount of outstanding shares of Common Stock reflected above does not include 1,370,810 shares of Common Stock that are currently unissued but are currently reserved under the Equity Incentive Plan and may be issued pursuant to equity awards thereunder in the future.

General.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in the Current Charter. Please see the Current Charter attached as Exhibit F to this Offering Memorandum for additional detail regarding the rights and preferences for the Company's authorized equity securities.

Payments to Holders of Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (a "Liquidation"), after the payment in full of all Liquidation Amounts (as defined in the Current Charter) required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined in the Current Charter), the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 of the Current Charter or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder. Please see the Current Charter attached as Exhibit F to this Offering Memorandum for the complete list of rights and preferences for the Company's outstanding equity securities, including with respect to preferential payments upon a Deemed Liquidation Event.

IPO Lockup (Subscription & Joinder Agreement). Subscriber will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "IPO") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto),(a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The provisions of the IPO lockup section shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement. The underwriters in connection with the IPO are intended third-party beneficiaries and shall have the right, power and authority to enforce the provisions hereof as though they were a party. Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with the subscription & joinder agreement or that are necessary to give further effect thereto. In order to enforce the covenant, the Company may impose stop-transfer instructions with respect to the shares of Common Stock of Subscriber (and transferees and assignees thereat) until the end of such restricted period.

Drag-Along Right (Subscription & Minder Agreement). By investing in this offering and subscribing to the Subscription and Joinder Agreement. Subscriber will be subject to the terms of a drag-along provision that provides that, , in the event that the parties having requisite power and authority to do so under the Company's Amended and Restated Voting Agreement as currently in effect (the "Voting Agreement") approve a Sale of the Company (as defined in the Voting Agreement) and trigger the obligation of Stockholders (as defined in the Voting Agreement) pursuant to the Voting Agreement to take and/or to refrain from taking certain actions in connection with a Sale of the Company (collectively, the "Stockholder Required Actions"), then (i) Subscriber is obligated to comply with the Stockholder Required Actions as if Subscriber were a Stockholder signatory to the Voting Agreement as a holder of Common Stock of the Company thereunder, in each case on the same terms and conditions as are set forth in the Voting Agreement and applicable to the Stockholder Required Actions with respect to Stockholders holding shares of Common Stock thereunder; and (ii) all capital stock of the Company issued to Stockholder pursuant to the Subscription & Joinder Agreement (including any capital stock issued upon exchange and/or conversion thereof) shall be voted in accordance with the Stockholder Required Actions by proxy pursuant to the requisite section in the Subscription & Joinder Agreement and the Irrevocable Proxy. Please see the Subscription and Joinder Agreement for additional detail regarding the drag-along provision.

### Series Seed-1 Preferred Stock

The amount of shares of Series Seed-1 Preferred Stock authorized for issuance under the Current Charter is 2,124,559, of which a total of 2,124,559 are currently outstanding.

### Voting Rights

One vote per share. Please see the Current Charter attached as Exhibit F to this Offering Memorandum for additional detail regarding the voting rights of the Company's authorized equity securities.

### Material Rights

Please see the Current Charter attached as Exhibit F to this Offering Memorandum for additional detail regarding the rights and preferences of the Company's authorized equity securities.

Dividends

Each series of Preferred Stock has the right to receive, prior and in preference to the outstanding shares of Common Stock and pari passu among all such series, payments of dividends, when as and if declared by the Board of Directors of the Company, as described in more detail in the Current Charter attached as Exhibit F to this Offering Memorandum.

Preferential Payments to Holders of Preferred Stock.

Each series of Preferred Stock has the right to receive, prior and in preference to the shares of Common Stock, and pari passu among such series, payment from the assets available to be distributed to Company stockholders in the event of a Liquidation, or consideration available to be distributed to Company stockholders in the event of a Deemed Liquidation Event, equal to the Original Issue Price (as defined in the Current Charter) applicable to such series, as described in more detail in the Current Charter attached as Exhibit F to this Offering Memorandum.

### Series Seed Preferred Stock

The amount of shares of Series Seed Preferred Stock authorized for issuance under the Current Charter is 2,191,695, of which a total of 2,191,695 are currently outstanding.

### Voting Rights

One vote per share. Please see the Current Charter attached as Exhibit F to this Offering Memorandum for additional detail regarding the voting rights of the Company's authorized equity securities.

### Material Rights

Please see the Current Charter attached as Exhibit F to this Offering Memorandum for additional detail regarding the rights and preferences of the Company's authorized equity securities.

Dividends.

Each series of Preferred Stock has the right to receive, prior and in preference to the outstanding shares of Common Stock and pari passu among all such series, payments of dividends, when as and if declared by the Board of Directors of the Company, as described in more detail in the Current Charter attached as Exhibit F to this Offering Memorandum.

Preferential Payments to Holders of Preferred Stock,

Each series of Preferred Stock has the right to receive, prior and in preference to the shares of Common Stock, and pari passu among such series, payment from the assets available to be distributed to Company stockholders in the event of a Liquidation, or consideration available to be distributed to Company stockholders in the event of a Deemed Liquidation Event, equal to the Original Issue Price applicable to such series, as described in more detail in the Current Charter attached as Exhibit F to this Offering Memorandum.

### Series A Preferred Stock

The amount of shares of Series A Preferred Stock authorized for issuance under the Current Charter is 2,699,671, of which a total of 2,698,840 are currently outstanding.

### Voting Rights

One vote per share. Please see the Current Charter attached as Exhibit F to this Offering Memorandum for additional detail regarding the voting rights of the Company's authorized equity securities.

### Material Rights

Please see the Current Charter attached as Exhibit F to this Offering Memorandum for additional detail regarding the rights and preferences of the Company's authorized equity securities.

Dividends

Each series of Preferred Stock has the right to receive, prior and in preference to the outstanding shares of Common Stock and pari passu among all such series, payments of dividends, when as and if declared by the Board of Directors of the Company, as described in more detail in the Current Charter attached as Exhibit F to this Offering Memorandum.

Preferential Payments to Holders of Preferred Stock.

Each series of Preferred Stock has the right to receive, prior and in preference to the shares of Common Stock, and pari passu among such series, payment from the assets available to be distributed to Company stockholders in the event of a Liquidation, or consideration available to be distributed to Company stockholders in the event of a Deemed Liquidation Event, equal to the Original Issue Price applicable to such series, as described in more detail in the Current Charter attached as Exhibit F to this Offering Memorandum.

### Series A-1 Preferred Stock

The amount of shares of Series A-1 Preferred Stock authorized for issuance under the Current Charter is 2,005,485, of which a total of 2,005,485 are currently outstanding.

### Voting Rights

One vote per share. Please see the Current Charter attached as Exhibit F to this Offering Memorandum for additional detail regarding the voting rights of the Company's authorized equity securities.

### Material Rights

Please see the Current Charter attached as Exhibit F to this Offering Memorandum for additional detail regarding the rights and preferences of the Company's authorized equity securities.

Dividends.

Each series of Preferred Stock has the right to receive, prior and in preference to the outstanding shares of Common Stock and pari passu among all such series, payments of dividends, when as and if declared by the Board of Directors of the Company, as described in more detail in the Current Charter attached as Exhibit F to this Offering Memorandum.

Preferential Payments to Holders of Preferred Stock

Each series of Preferred Stock has the right to receive, prior and in preference to the shares of Common Stock, and pari passu among such series, payment from the assets available to be distributed to Company stockholders in the event of a Liquidation, or consideration available to be distributed to Company stockholders in the event of a Deemed Liquidation Event, equal to the Original Issue Price applicable to such series, as described in more detail in the Current Charter attached as Exhibit F to this Offering Memorandum.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $4,726,700.00
Interest Rate: N/A
Discount Rate: N/A
Valuation Cap: $40,000,000.00
Conversion Trigger: Automatic conversion upon closing of preferred equity financing

Material Rights

The SAFE will not be converting in this round.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company, pursuant to the Irrevocable Investor Proxy Agreement of the Subscription & Joinder Agreement. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. The CEO agrees to vote all Shares consistently with the majority holders of the Company's Common Stock.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

**The Securities will be subject to additional transfer restrictions pursuant to the terms of the Subscription Agreement and Bylaws.**
For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $4,726,700.00
  Use of proceeds: Startup funds
  Date: September 24, 2021
  Offering exemption relied upon: Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

Circumstances which led to the performance of financial statements:

### Revenue

Revenue for fiscal year 2022 was $14,571,682 compared to $12,661,938 in fiscal year 2023. The decrease in revenue in 2023 was due to a slight dip in consumer demand and strategic pricing adjustments aimed at entering new markets, which temporarily impacted our revenue figures.

### Cost of sales

Cost of Sales for fiscal year 2022 was $11,328,707 compared to $11,204,352 in fiscal year 2023. The marginal decrease in cost of sales reflects improved operational efficiencies and cost-saving measures implemented across our supply chain.

### Gross margins

Gross margins for fiscal year 2022 were $3,242,975. compared to $1,457,586. in fiscal year 2023. The decline in gross margins was primarily due to higher input costs not fully passed onto consumers, as we chose to absorb some costs to maintain competitive pricing.

### Expenses

Expenses for fiscal year 2022 were $5,062,677. compared to $5,670,223. in fiscal year 2023. The increase in expenses in 2023 was largely driven by investments in marketing and research and development as part of our long-term strategy to enhance brand recognition and product offering.

### Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the market for ethical and sustainable meat products is rapidly expanding, and we are investing heavily in scaling operations, enhancing our product line, and entering new markets, all of which are expected to increase our revenue streams in the coming years. Past cash was primarily generated through sales and equity investments. Our goal is to double our revenue over the next five years through increased market penetration and product diversification.

The Company may face challenges from an uncertain macroeconomic climate, but we believe our insulated supply chain minimizes risk created by these headwinds. While inflation could introduce increased COGS, our unwavering focus on driving operational efficiencies has proven to mitigate margin risk. By investing strategically in our business, we can fortify the foundation required to accelerate sustainable growth and unlock our path to profitability.

Given our substantial investments in marketing and product development, as well as our plans to expand into new geographic areas, we believe that the historical cash flows, which reflect our early-stage setup and initial market entry, are not representative of our future potential as we transition towards a larger scale operation.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has capital resources available in the form of:

- $750K cash on hand

- $5.5M Inventory Financing Facility [Manufactured]

- $200K line of credit [WEX Coast & RAMP]


How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These are required to support accelerated growth through scaled marketing, operations and value-add distribution across retail and wholesale channels. In addition to accelerating growth, we aim to round out our leadership team with key hires in Finance & Market Development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company and not included in the total funds that our Company has disclosed above.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate under current debt financing arrangements and the minimum funding goals would have zero impact on viable ongoing operations . This is based on a current monthly burn rate of ~ $236,000 for expenses related to ongoing business operations provided in the model.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of approximately $1.235 million, we anticipate that the Company will be able to operate for more than 12 months based on an adjusted monthly burn rate. The anticipated burn rate, which remains consistent with the current rate of approximately $245,000, covers expenses related to ongoing business operations such as employee salaries, rent, utilities, marketing, and product development. This consistency in burn rate even after raising the maximum offering amount is due to strategic decisions to optimize existing operational costs rather than expand them immediately. We believe that by maintaining a stable burn rate while securing additional funds, the company can enhance its financial stability and extend its operational runway without significantly increasing its monthly expenses. This strategic approach allows us to focus on driving revenue growth and reaching profitability within the forecasted period, thereby ensuring sustainable operations beyond the initial 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a line of credit, required capital contributions from existing investors, and contemplated future capital raises after our CF raise.

## Indebtedness

- Creditor: Merchant Loan Agreement
  Amount Owed: $163,119.00
  Interest Rate: 0.0%

- Creditor: PayPal Working Capital Loan
  Amount Owed: $112,296.00
  Interest Rate: 0.0%

- Creditor: Stripe Capital Program
  Amount Owed: $75,154.00
  Interest Rate: 0.0%
  Maturity Date: November 20, 2024

- Creditor: Sertant - Cutting line
  Amount Owed: $34,407.00
  Interest Rate: 8.04%
  Maturity Date: July 01, 2026

- Creditor: ADT Commercial
  Amount Owed: $12,533.00
  Interest Rate: 0.0%
  Maturity Date: April 09, 2026

- Creditor: Ally - 2020 Ford Escape

Amount Owed: $28,541.00
Interest Rate: 17.09%
Maturity Date: January 06, 2030

- Creditor: Promissory Note - Lucy Carter
  Amount Owed: $211,000.00
  Interest Rate: 14.0%
  Maturity Date: August 01, 2024

- Creditor: Wells Fargo Forklift Lease Agreement
  Amount Owed: $3,268.00
  Interest Rate: 0.0%

- Creditor: Providence Capital Funding Lease Agreement
  Amount Owed: $81,149.00
  Interest Rate: 0.0%

- Creditor: Manufactured Networks, Inc - Master Sourcing and Manufacturing Agreement
  Amount Owed: $3,519,594.00
  Interest Rate: 0.0%

## Related Party Transactions

The Company has not conducted any related party transactions.

## Valuation

Pre-Money Valuation: $40,315,497.50

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation was calculated by multiplying the Company's 2023 revenues by a derived revenue multiplier.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $4,726,700.00 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

## Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  1.0%
  StartEngine Service Fee

- Marketing
  20.0%
  We will allocate 20% of the funds raised towards market and customer research, new product development, and

market testing. This will enable us to stay ahead of industry trends, better understand our customer needs, and innovate our product line to meet these demands effectively.

- Inventory
30.0%
We will use 30% of the funds raised to increase our inventory stocks, particularly focusing on our core products such as pasture-raised meats and our expanded line of value-added products like sausages and ready-to-cook meal solutions. This investment is crucial for our expansion plans and to ensure we have sufficient product availability as we scale our distribution both online and in retail.

- Company Employment
25.0%
We will allocate 25% of the funds to hire key personnel essential for our daily operations and future growth. This will include roles in office administration, sales and marketing, customer service, and additional butchers and processing staff. Wages will be determined based on training, experience, and the specific demands of each position, ensuring we attract and retain high-caliber talent

- Working Capital
18.5%
The remaining 18.5% of the funds will be used as working capital to cover various expenses related to the expansion of our product lines and the scaling of our operations. This will include costs associated with our marketing efforts, operational logistics, and general administrative expenses. This capital will also support the day-to-day operations of the company, helping to smooth out cash flow fluctuations and maintain operational stability during our growth phase.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.porterroad.com (http://www.porterroad.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/porterroad

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Local Eateries, Inc.

[See attached]

# LOCAL EATERIES, INC.


**REVIEWED FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2023 AND 2022**
*(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)



## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Local Eateries, Inc.
Nashville, Tennessee

We have reviewed the accompanying financial statements of Local Eateries, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

March 25, 2024
Los Angeles, California

**LOCAL EATERIES INC.**
Balance Sheet
(Unaudited)

**LOCAL EATERIES INC.**
BALANCE SHEET
(UNAUDITED)

| As of December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 1,019,976 | $ | 1,227,761 |
| Acccounts Receivable, net | | 121,994 | | 126,829 |
| Inventory | | 1,225,682 | | 1,292,420 |
| Prepaids and Other Current Assets | | 165,151 | | 1,377,241 |
| **Total Current Assets** | | **2,532,803** | | **4,024,252** |
| | | | | |
| Property and Equipment, net | | 1,409,248 | | 1,436,343 |
| Right-of-Use Asset | | 4,842,202 | | 5,012,325 |
| Intangible Assets | | 255,898 | | 282,633 |
| Security Deposit | | - | | 60,732 |
| **Total Assets** | $ | **9,040,151** | $ | **10,816,285** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 802,122 | $ | 1,062,815 |
| Credit Cards | | 311,201 | | 337,707 |
| Current Portion of Loans and Notes | | 4,116,185 | | 406,864 |
| Forward Financing | | 660,853 | | 417,836 |
| Current Portion of Lease Liability | | 90,239 | | 72,648 |
| Other Current Liabilities | | 531,597 | | 644,225 |
| **Total Current Liabilities** | | **6,512,196** | | **2,942,096** |
| | | | | |
| Promissory Notes and Loans | | 124,876 | | 200,729 |
| Lease Liability | | 4,854,482 | | 4,943,821 |
| **Total Liabilities** | | **11,491,554** | | **8,086,645** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 434 | | 434 |
| Series Seed-1 Preferred (PS1) Stock | | 212 | | 212 |
| Series Seed Preferred (PS) Stock | | 219 | | 219 |
| Series A (PA) Preferred Stock | | 270 | | 270 |
| Series A-1 (PA1) Stock | | 201 | | 201 |
| Additional Paid in Capital | | 17,607,632 | | 17,607,424 |
| Retained Earnings/(Accumulated Deficit) | | (20,060,371) | | (14,879,121) |
| | | | | |
| **Total Stockholders' Equity** | | **(2,451,403)** | | **2,729,640** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | $ | **9,040,151** | $ | **10,816,285** |

**LOCAL EATERIES, INC.**
STATEMENTS OF OPERATIONS
(UNAUDITED)

| For Fiscal Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 12,661,938 | $ 14,571,682 |
| Cost of Goods Sold | 11,204,352 | 11,328,707 |
| Gross profit | 1,457,586 | 3,242,975 |
| | | |
| Operating expenses | | |
| General and Administrative | 5,098,306 | 4,336,663 |
| Sales and Marketing | 571,916 | 726,014 |
| Total operating expenses | 5,670,223 | 5,062,677 |
| | | |
| Operating Income/(Loss) | (4,212,636) | (1,819,703) |
| | | |
| Interest Expense | 967,364 | 239,007 |
| Other Loss/(Income) | 1,249 | (3,948) |
| Income/(Loss) before provision for income taxes | (5,181,250) | (2,054,762) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | $ (5,181,250) | $ (2,054,762) |

*See accompanying notes to financial statements.*

## LOCAL EATERIES, INC.

### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

### (UNAUDITED)

| (in , $US) | Common Stock | | | Series Seed-1 Preferred (PS1) Stock | | | Series Seed Preferred (PS) Stock | | | Series A (PA) Preferred Stock | | | Series A-1 (PA1) Stock | | | Additional Paid In Capital | | Retained earnings/ (Accumulated Deficit) | | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | | Amount | Shares | | Amount | Shares | | Amount | Shares | | Amount | Shares | | Amount | | | | | |
| **Balance—December 31, 2021** | 4,340,726 | $ | 434 | 2,124,559 | $ | 212 | 2,191,695 | $ | 219 | 2,698,840 | $ | 270 | 2,005,485 | $ | 201 | $ | 14,041,231 | $ | (12,824,359) | $ 1,218,209 |
| Issuance of Stock | - | $ | - | - | $ | - | - | $ | - | - | $ | - | - | $ | - | | 3,565,000 | | | 3,565,000 |
| Share-Based Compensation | | | | | | | | | | | | | | | | | 1,193 | | | 1,193 |
| Net income/(loss) | | | | | | | | | | | | | | | | | | | (2,054,762) | (2,054,762) |
| **Balance—December 31, 2022** | 4,340,726 | | 434 | 2,124,559 | | 212 | 2,191,695 | | 219 | 2,698,840 | | 270 | 2,005,485 | | 201 | | 17,607,424 | $ | (14,879,121) | $ 2,729,840 |
| Share-Based Compensation | | | | | | | | | | | | | | | | | 207 | | | 207 |
| Net income/(loss) | | | | | | | | | | | | | | | | | | | (5,181,250) | (5,181,250) |
| **Balance—December 31, 2023** | 4,340,726 | $ | 434 | 2,124,559 | $ | 212 | 2,191,695 | $ | 219 | 2,698,840 | $ | 270 | 2,005,485 | $ | 201 | $ | 17,607,632 | $ | (20,060,371) | $ (2,451,403) |

*See accompanying notes to financial statements*

**LOCAL EATERIES, INC.**
STATEMENTS OF CASH FLOWS
(UNAUDITED)

| For Fiscal Year Ended December 31, | | 2023 | 2022 |
|---|---|---|---|
| (USD $ in Dollars) | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | |
| Net income/(loss) | $ | (5,181,250) | ########## |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | |
| Depreciation of Property | | 140,401 | 94,485 |
| Amortization of Intangibles | | 26,735 | 26,735 |
| Lease Expense | | 98,375 | 4,144 |
| Share-based Compensation | | 207 | 1,193 |
| Changes in operating assets and liabilities: | | | |
| Acccounts receivable, net | | 4,835 | (30,945) |
| Inventory | | 66,739 | (517,697) |
| Prepaids and Other Current Assets | | 1,212,090 | (1,313,276) |
| Accounts Payable | | (260,693) | (836,876) |
| Credit Cards | | (26,506) | (124,202) |
| Other Current Liabilities | | (112,628) | 296,203 |
| Security Deposit | | 60,732 | 5,300 |
| **Net cash provided/(used) by operating activities** | | **(3,970,964)** | **(4,449,697)** |
| | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | |
| Purchases of Property and Equipment | | (113,306) | - |
| Sales of Property and Equipment | | | 3,782,601 |
| **Net cash provided/(used) in investing activities** | | **(113,306)** | **3,782,601** |
| | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | |
| Capital Contribution | | - | 3,565,000 |
| Forward Financing | | 243,017 | (9,003) |
| Borrowing on Promissory Note | | 3,893,676 | |
| Repayment of Promissory Notes and Loans, net | | (260,209) | (1,743,286) |
| **Net cash provided/(used) by financing activities** | | **3,876,484** | **1,812,711** |
| | | | |
| Change in Cash | | (207,785) | 1,145,615 |
| Cash—beginning of year | | 1,227,761 | 82,147 |
| **Cash—end of year** | $ | **1,019,976** | **$ 1,227,761** |
| | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | |
| Cash paid during the year for interest | $ | 967,364 | $ 239,007 |
| Cash paid during the year for income taxes | $ | - | $ - |
| | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ - |
| Issuance of equity in return for note | | - | |
| Issuance of equity in return for accrued payroll and other liabilities | | | |

*See accompanying notes to financial statements.*

**LOCAL EATERIES, INC.**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

### 1. NATURE OF OPERATIONS

Local Eateries Inc. was incorporated on July 12, 2017 in the state of Delaware. The financial statements of Local Eateries, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Nashville, Tennessee.

Local Eateries Inc. sells claims-based ("better-for") meat and poultry products directly to consumers (87% of sales) and wholesale to large retailers (13% of sales). The Company's transparent, vertically integrated US based supply chain guarantees consumers that their product lives up to each of its "better-for" claims; pasture-raised with no added hormones or antibiotics.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $294,135 and $616,097, respectively.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods and packaging which are determined using a LIFO (last-in-first-out) method.

**Accounts Receivable and Allowance for Expected Credit Loss**

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers & reputable wholesalers and pay at the time of purchase. As of December 31, 2023 and 2022, the Management of the Company did not consider allowance for expected credit losses to be material to the financial statements.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Buildings | 40 years |
| Computers | 5-10 years |
| Furniture & Fixtures | 10 years |
| Machinery & Equipment | 10 years |
| Vehicles | 5-7 years |
| Leasehold Improvements | 15-40 years |
| Software | 3 years |

**Intangible Assets**

Intangible assets with finite lives, such as software, capitalized loan fees, trade names, goodwill, and non-compete agreements, are amortized on a straight-line basis over their estimated useful lives.

**Goodwill**

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired and liabilities assumed.

Effective December 31, 2022, the Company adopted the alternative for goodwill available to private companies under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350- 20 – Goodwill, and the accounting alternative for business combinations available to private companies under FASB ASC 805-20 – Business Combinations. Accordingly, the Company began amortizing goodwill on a straight-line basis over ten years and does not recognize the following intangible assets separate from goodwill: (1) customer related intangible assets unless they are capable of being sold or licensed independently from the other assets of the business and (2) assembled workforce.

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point in time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The company earn revenue from sells of claims-based ("better-for") meat and poultry products directly to consumers (87% of sales) and wholesale to large retailers (13% of sales).

**Cost of sales**

Cost of sales include the cost of retail products, raw materials, and ingredients, packing materials, freight, delivery, and other variable and fixed overheads.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $517,916 and $726,014, which is included in sales and marketing expenses.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 25, 2024, which is the date the financial statements were issued.

**Lease Accounting**

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

*Effects of Adoption*

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information

**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022**

available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

*Summary of Effects of Lease Accounting Standard Update Adopted in 2022*

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

## 3. INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Finished goods | 1,136,981 | 1,253,831 |
| Packaging | 88,700 | 38,589 |
| **Total Inventory** | $ 1,225,682 | $ 1,292,420 |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Prepaid Expenses | 165,151 | 177,241 |
| Promissory Note Receivable | | 1,200,000 |
| **Total Prepaids and Other Current Assets** | $ 165,151 | $ 1,377,241 |

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Sales Tax Payable | 25,392 | 78,666 |
| Accrued Expenses | 37,537 | 25,141 |
| Gift Card Liability | 468,668 | 457,067 |
| Accrued Wages | - | 83,351 |
| **Total Other Current Liabilities** | $ 531,597 | $ 644,225 |

**LOCAL EATERIES, INC.**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Buildings | $ 363,092 | $ 363,092 |
| Computers | 29,212 | 29,212 |
| Furniture & Fixtures | 105,516 | 105,516 |
| Machinery & Equipment | 1,244,683 | 1,159,030 |
| Vehicles | 87,529 | 64,876 |
| Leasehold Improvements | 141,086 | 136,086 |
| Software | 181,650 | 181,650 |
| Land | 145,000 | 145,000 |
| **Property and Equipment, at Cost** | **2,297,767** | **2,184,461** |
| Accumulated depreciation | (888,519) | (748,118) |
| **Property and Equipment, Net** | **$ 1,409,248** | **$ 1,436,343** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $140,401 and $94,485, respectively.

## 6. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Capitalized Loan Fees | $ 50,027 | $ 50,027 |
| Goodwill | 39,000 | 39,000 |
| Non-Compete Agreement | 7,500 | 7,500 |
| Brand | 306,025 | 306,025 |
| Setup Fees | 23,487 | 23,487 |
| **Intangible assets, at cost** | **426,039** | **426,039** |
| Accumulated amortization | (170,141) | (143,406) |
| **Intangible assets, Net** | **$ 255,898** | **$ 282,633** |

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022 were in the amount of $26,735 and $26,735, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

| Period | Amortization Expense |
|---|---|
| 2023 | $ (26,735) |
| 2024 | (26,735) |
| 2025 | (26,735) |
| 2026 | (26,735) |
| Thereafter | (148,958) |
| **Total** | $ **(255,898)** |

## 7. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 16,930,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 4,340,726 shares have been issued and are outstanding.

**Series Seed-1 Preferred (PS1) Stock**

The Company is authorized to issue 2,124,559 shares of Series Seed-1 Preferred (PS1) Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 2,124,559 shares of Series Seed-1 Preferred (PS1) have been issued and are outstanding.

**Series Seed Preferred (PS) Stock**

The Company is authorized to issue 2,191,695 shares of Series Seed Preferred (PS) Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 2,191,695 shares of Series Seed Preferred (PS) Stock have been issued and are outstanding.

**Series A (PA) Stock**

The Company is authorized to issue 2,699,671 shares of Series A (PA) Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 2,698,840 shares of Series A (PA) Stock have been issued and are outstanding.

**Series A-1 (PA1) Stock**

The Company is authorized to issue 2,005,485 shares of Series A-1 (PA1) Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 2,005,485 shares of Series A-1 (PA1) Stock have been issued and are outstanding.

## 8. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,764,894 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2023 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 3.95% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2021 | 1,394,084 | $ 0.00 | - |
| Granted | - | | |
| Exercised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2022 | 1,394,084 | $ 0.00 | 5.77 |
| Exercisable Options at December 31, 2022 | 1,212,664 | $ 0.00 | 5.77 |
| Granted | - | $ - | |
| Exercised | - | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2023 | 1,212,664 | $ 0.00 | 4.77 |
| Exercisable Options at December 31, 2023 | 1,303,374 | $ 0.00 | 4.77 |

Stock option expenses for the years ended December 31, 2023, and December 31, 2022 was $207 and $1,193, respectively.

## 9.  DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

The summary of the future maturities is as follows:

**As of Year Ended December 31,**

| | |
|---|---|
| 2024 | $ 4,116,185 |
| 2025 | 22,966 |
| 2026 | 23,134 |
| 2027 | 23,134 |
| 2028 | 23,134 |
| Thereafter | 32,509 |
| Total | $ 4,241,060 |

## Forward Financing

During fiscal year 2023, the Company entered into a merchant agreement with Alternative Funding group in the amount of $687,500. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. The processing fee is 1%. As of December 31, 2023 December 31, 2022, the outstanding balance of this kind of financing is in the amount of $660,853 and $0, and entire amount is classified as the current portion.

During fiscal year 2022, the company entered into an agreement with Clearco and the Agreement for the Purchase and Sale of Future Receipts with Shopkeep. The entire amount has been repaid in 2023. As of December 31, 2023 December 31, 2022, the outstanding balance of this kind of financing is in the amount of $0 and $417,836, and entire amount is classified as the current portion.

## Lease

The Company has two operating leases for business premises, The Company's leases have terms maturing through 2042. Monthly payments range from $5,768 to $6,391 for the shop and $37,500 to $54,630 for the facility and contain escalation clauses. Rent expenses are recorded on a straight-line basis over the lease term. The cumulative effects of the changes made to balance sheet as of December 31, 2023, as a result of the adoption of the accounting standard update on leases were as follows:

| | As of December 31, 2023 | | | As of December 31, 2022 | | |
|---|---|---|---|---|---|---|
| | Facility Lease | Shop Lease | TOTAL | Facility Lease | Shop Lease | TOTAL |
| Right On Use Assets | $ 4,670,539 $ | 171,663 $ | 4,842,202 $ | 4,786,343 $ | 225,981 $ | 5,012,325 |
| Total Assets | $ 4,670,539 $ | 171,663 $ | 4,842,202 $ | 4,786,343 $ | 225,981 $ | 5,012,325 |
| | | | | | | |
| Current Lease | $ 30,381 $ | 59,858 $ | 90,239 $ | 20,014 $ | 52,634 $ | 72,648 |
| Long-term Lease | $ 4,736,849 | 117,633 | 4,854,482 $ | 4,766,329 | 177,491 | 4,943,821 |
| Total Liabilities | $ 4,767,230 $ | 177,491 $ | 4,944,721 $ | 4,786,343 $ | 230,125 $ | 5,016,469 |

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023 are as follows:

| | December 31, 2023 |
|---|---|
| 2023 | $ 532,008 |
| 2024 | 543,376 |
| 2025 | 528,672 |
| 2026 | 487,095 |
| 2027 | 496,836 |
| Thereafter | 8,095,162 |
| Total lease paymnents | 10,683,148 |
| Less: Present value discount | - 5,915,918 |
| Total | $ 4,767,230 |

## 10.  INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (1,424,844) $ | (491,978) |
| Valuation Allowance | 1,424,844 | 491,978 |
| **Net Provision for income tax** | $ - $ | - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (3,457,794) $ | (2,032,951) |
| Valuation Allowance | 3,457,794 | 2,032,951 |
| **Total Deferred Tax Asset** | $ - $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $12,573,797, and the Company had state net operating loss ("NOL") carryforwards of approximately $12,573,797. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

## 11.  RELATED PARTY

There are no related party transactions.

## 12. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 25, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $4,212,636, an operating cash flow loss of $3,970,964, and liquid assets in cash of $1,019,976, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





Porter Road by Local Eateries, Inc. is not live or open to the public at this moment.

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GET A PIECE OF PORTER ROAD BY LOCAL EATERIES, INC.

# Delivering Life-Changing Meat

Porter Road is an omnichannel farm-to-fork operation specializing in US pasture-raised, dry-aged beef and forested pork that prioritizes farmers and flavor with a proprietary supply chain. We seek to revolutionize the sourcing, raising, and accessibility of premium, ...
**Show more**

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Port
Road

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$2.50 Per Share

| | |
|---|---|
| RAISED $0 | INVESTORS --- |
| MIN INVEST $250 | VALUATION $40.32M |

## REASONS TO INVEST



growing segment with the ultimate goal of capturing a share of the $315B US meat industry.



We've achieved $58M in sales since launching DTC in 2018, and from April 2023 thru March 2024 we achieved a 72% repeat customer rate.* 25% of New Customers are driven by word-of-mouth, proving our highly engaged, loyal audience.



We leverage byproducts from our core business to create best-in-class value-add products that we believe are ready to scale into large CPG markets, like meat snacks ($19B), hot dogs & sausage ($23.4B), cooking fats, and bone broth.

*The percentage of total orders placed that were made by returning customers.

## TEAM



**Chris Carter • Co-founder and CEO**
Strategy, Finance, and Distribution. Experienced chef with culinary training from Le Cordon Bleu. Leads business development, planning, finance, and HR.
Favorite cut: Ribeye...
**Read More**





**James Peisker • Co-founder and COO**
Sourcing, Butchering, and Sustainability. Master Butcher and experienced chef with culinary training from the Culinary Institute of America. Leads farmer relationships, new product development, butcher training, and facility operations. ...
**Read More**





**Ryan McIntyre • GM of Digital, Co-founder of PorterRoad.com**
Revenue, E-commerce Operations, Marketing, and Unit Economics. 15 years building DTC brands, most recently as CMO and Head of Data for Thrillist and JackThreads.
Favorite Cut: Denver Steak...
**Read More**

Show More

THE PITCH

## Meat That's Raised Better, Tastes Better



Porter Road


DELIVERING
LIFE-CHANGING
MEAT

Porter Road started in 2011 as a brick and mortar butcher shop in Nashville, TN by culinary experts Chris Carter and James Peisker with $500 in the bank, two pigs and a beef ready to process. Each step of the way, they have listened and reacted to customers' demand for flavor, transparency, and sustainability; aka, 'Better For' meat. Better for the local American farmer, the planet, the animals, and better for you and your family.

Porter Road's nationwide following and unique product offering have generated more than **$58 million in sales** since launching DTC in 2018. Investing in Porter Road means taking ownership in a tastier, more sustainable future. We seek your partnership to help accelerate direct-to-consumer growth, broaden the impact of our transparent & proprietary supply chain, improve economics for US based farmers and expand the availability of Porter Road products across various retail distribution channels.


"IF IT'S NOT RAISED RIGHT
IT CAN'T BE DELICIOUS."
MADE & RAISED IN THE U.S.
FULLY PASTURED
HUMANELY RAISED
NO ANTIBIOTICS
NO ADDED HORMONES
ALL BEEF IS DRY AGED
EXPERTLY HAND-CUT

THE OPPORTUNITY

## Shifting Consumer Demands

"Where does my food come from?"

This is a question more and more Americans are asking themselves everyday. Four companies control over 80% of the $315 billion U.S. commodity meat industry[1]. These companies are optimized for speed and cost, not quality, yet **85% of meat consumers actively seek 'Better For' claims when purchasing meat**[2], underlining the market's appetite for ethical and sustainable options.

MARKET

**$315 BILLION**

U.S. MEAT INDUSTRY

**85%**

MEAT CONSUMERS SEEKING "BETTER-FOR" CLAIMS





Source | Source

As consumer preferences shift, federal and state regulations regarding animal welfare are gaining traction. While these regulations often create significant hurdles for the commodity industry, the Porter Road way continues to exceed the regulatory requirements putting us well ahead of competition for these preferences. We didn't have a crystal ball predicting regulations like Proposition 12, or the rising popularity of terms like 'regenerative', we just always chose the path that felt right, even if it was harder.

Our proprietary supply chain and coveted 'Better For' products (pasture-raised, dry aged, humanely raised, no added hormones or antibiotics, U.S. only) ensure we will fulfill these consumers' appetite to buy ethical, sustainable and US-based meat options from anywhere across America.  We feel that the disconnect in supply and demand uniquely positions Porter Road to carve off **1% of this massive industry.**



OUR BUSINESS MODEL

## When the Hard Way is the Right Way

Decades of consolidation in the meat industry have created a disconnect between the consumer and where food comes from, restricting choice for consumers and limiting opportunities for smaller farmers and ranchers to thrive.

Co-founders Chris and James took the first steps to solve this disconnect by opening what's now an East Nashville staple, Porter Road Butcher — a proudly local, whole animal butcher shop. From day one, they committed to building a supply chain that met their strict standards, and intentionally made choices to do things the right way, at every step of the process, regardless if it was the harder way.

We firmly believe the signature **Porter Road flavor starts on the farm.** Each animal we bring into our system must adhere to our standards of husbandry; humanely raised out on pasture with no added hormones or antibiotics. In return, Porter Road offers farmers a premium that does not fluctuate with the commodity markets, providing them with more fruitful and predictable economic outcomes.


SUPPLY CHAIN COMPARISON
Porter Road is making a meaningful impact on how we source, raise, and access proteins in America.
TYPICAL MEAT INDUSTRY
1 Commercial cattle ranch
2 Livestock auction
3 Stocker operation
4 Livestock auction
5 CAFO
6 Slaughterhouse
7 Processing facility
8 Grocery store
9 Customers
VS
Porter Road
1 Partner farms
Animals on pasture
2 Porter Road
3 DTC & wholesale customers

Each month we ship thousands of boxes to customers' kitchens around the country, and deliver tens of

thousands of pounds to some of Nashville's favorite restaurants. We operate out of our new 28,000 square foot facility in Western Kentucky to remain in close proximity to our farmers. This facility houses processing and fulfillment operations, creating 55+ high-quality jobs for the local community of Princeton, KY, including our team of expertly-trained butchers.

By establishing smaller footprint processing facilities, engaging with the local agricultural community, and distributing our pasture raised meats directly to consumers via online, wholesale, and retail channels, we believe that **Porter Road delivers the highest quality meat from farm to fork.**



We pride ourselves in being a whole animal butcher, meaning we buy the whole animal from the farmer, not just ribeyes and strip steaks that sell themselves. As such, we must find creative, margin-accretive ways to monetize each part of the hog or beef we process. The culinary expertise of Chris and James enables a differentiated approach that offers unique cuts and proprietary recipes for everything from sausage and hot dogs to beef sticks and bone broth. We've built a scalable network of co-packers to produce these value-add products and are deep in conversations with name brand retailers to bring these delicious products to a store near you.

OUR TRACTION

## Building the Meat Company for the Future

After years of growing the Nashville Butcher Shop and restaurant wholesale business, and countless customers moving away and asking if we could ship them Porter Road meat, Chris and James saw the opportunity to scale the business nationwide. They secured funding from VCs and Angels, grew the team with seasoned entrepreneurs, and launched DTC in 2018. **The DTC business has generated over $58M in sales** since launching, and built a large and loyal customer base.  Unlike others in the online meat market, the majority of our customers shop A la Carte, while we have a foundation of subscribers and gifting customers. Overall, we have an impressive **72% repeat purchase rate\*** and 25% of New Customers come from word-of-mouth, underscoring the enthusiasm for our product.

*\*The percentage of total orders placed that were made by returning customers.*



In the last two years, we've made significant progress on our unit economics - **increasing revenue per cut of beef (i.e. steaks, ground beef, etc.) by 40%** - through the development and commercialization of value-add products made from what would otherwise be byproducts or waste of our core business. Our beef snack sticks carry a commendable claims set and are ready to scale into the $19 billion meat snacks market[3] through grocery distribution. Similarly, our hot dogs and sausages are ready to enter their $23.4 billion market[4], and we've seen strong early traction launching cooking fats and bone broths.

WHY INVEST

## Meat with Meaning

**OUR MISSION**

Porter Road is building a more

Porter Road is building a more
resilient and sustainable food system
that **rewards farmers.**



In addition to the opportunity to scale our revenues and capture growing consumer demand, the Porter Road way is designed to revive rural communities. Our success directly translates to business growth for independent US farmers, job creation and stability in rural communities, and more sustainable agriculture practices.

**Join us as we rebuild the meat industry from the ground up. Invest in Porter Road today.**



*These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

## ABOUT

HEADQUARTERS
**501 Gallatin Ave
Nashville, TN 37206**

WEBSITE
**View Site** ⬀

Porter Road is an omnichannel farm-to-fork operation specializing in US pasture-raised, dry-aged beef and forested pork that prioritizes farmers and flavor with a proprietary supply chain. We seek to revolutionize the sourcing, raising, and accessibility of premium, sustainable meat across America.

## TERMS
**Porter Road by Local Eateries, Inc.**

### Overview

PRICE PER SHARE
**$2.50**

VALUATION
**$40.32M**

DEADLINE ⓘ
**Aug. 19, 2024 at 11:59 PM PDT**

FUNDING GOAL ⓘ
**$15k - $1.24M**

### Breakdown

MIN INVESTMENT ⓘ
**$250**

OFFERING TYPE
**Equity**

MAX INVESTMENT ⓘ
**$1,235,000**

ASSET TYPE
**Common Stock**

MIN NUMBER OF SHARES OFFERED
**6,000**

SHARES OFFERED
**Common Stock**

MAX NUMBER OF SHARES OFFERED
**494,000**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing                                                          →

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

**Voting Proxy and Agreement.** By investing in this offering. and subscribing to the Subscription and kinder Agreement. you are agreeing to the terms of the Irrevocable Investor Proxy Voting Agreement attached as Exhibit A to the Subscription and Joinder Agreement (the "Irrevocable Proxy Agreement"), which provides that, with respect to all of the shares of Common Stock issued to the Subscriber in connection with the Subscription Agreement (the "Shares"), the Subscriber will grant to the CEO an irrevocable proxy (the "Irrevocable Proxy") as permitted pursuant to Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the CEO may determine in its sole and absolute discretion, subject to the requirements set forth in the Company's bylaws as may be in effect from time to time (the "Bylaws"). Please see the Irrevocable Proxy Agreement for the complete details of the Irrevocable Proxy.

**Investment Incentives & Bonuses***

**Time-Based Perk**

Early Bird: Invest within first 2 weeks

Tier 1 - Perk – $250+ | 10% off all orders for 3 months

Tier 2 - Perk – $500+ | 10% off all orders for 6 months + 30% off First Subscription Box order + Access to Live Webinar

Tier 3 - Perk – $1,000+ | 5% bonus shares + 15% off all orders for 6 months + First subscription box Free (investor pays any applicable shipping fees) +Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers)

Tier 4 - Perk – $5,000+ | 10% bonus shares + 20% off off all orders for 6 months + First subscription box free (investor pays any applicable shipping fees) + Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Invite to investor-only virtual video cooking class

Tier 5 - Perk – $10,000+ | 15% bonus shares + 25% off all orders for 6 months + First 3 subscription boxes free (investor pays any applicable shipping fees) + Live Webinar +Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris

Tier 6 - Perk – $20,000+ | 20% bonus shares + 25% off off all orders for 9 months + First 3 subscription box free (investor pays any applicable shipping fees) + Live Webinar +Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris

Tier 7 - Perk – $50,000+ | 25% bonus shares + 25% off all orders for 1 year + First 6 subscription boxes free (investor pays any applicable shipping fees) + Live Webinar +Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris + Co-founder dinner in Nashville (investor responsible for travel and lodging) + Live Q+A with Chris (in-person or by phone)

**Amount-Based Perks**

Tier 1 - Perk — $250+ | 10% off off all orders for 1 month

Tier 2 - Perk — 500+ | 10% off off all orders for 3 months

Tier 3 Perk — $1,000+ | 15% off all orders for 6 months + 30% off first subscription box + Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers)

Tier 4 Perk — $5,000+ | 5% bonus shares + 20% off all orders for 3 months + First subscription box free (investor pays any applicable shipping fees) + Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers)+ Invite to investor-only virtual video cooking class

Tier 5 Perk — $10,000+ | 10% bonus shares + 20% off all orders for 6 months + First 3 subscription boxes free (investor pays any applicable shipping fees) + Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris

Tier 6 Perk — $20,000+ | 15% bonus shares + 20% off all orders for 9 months + First 3 subscription boxes free (investor pays any applicable shipping fees) + Live Webinar + Gift (20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris

Tier 7 Perk — $50,000+ | 20% bonus shares + 25% off all orders for 1 year + First 6 subscription boxes free (investor pays any applicable shipping fees) + Live Webinar + 20ct Porter Road Butcher's Original Beef Sticks and Porter Road Stickers) + Investor-only virtual video cooking class + 30-min phone call with Chris + Co-founder dinner in Nashville (investor responsible for travel and lodging) + Live Q+A with Chris (in-person or by phone)

**Loyalty Bonus**

As you are a Meat Nerds as of 4/30/2024 + Friends & Family in Porter Road, you are eligible for additional bonus shares + enhanced Perks (5%).

**Reservations Perk**

As a reservation holder you are elgible for 5% bonus shares.

**The 10% Venture Club Bonus**

"Porter Road" by Local Eateries, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $2.50/ share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, Reservations Bonus, and Loyalty Bonus in addition to the aforementioned bonus.

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.*

## PRESS

THE WALL STREET JOURNAL.

### The Wall Street Journal

**Our Favorite Sources for Ordering Meat Online**

View Article



FOX BUSINESS

### Fox Business

**Porter Road: Changing the meat industry by bringing power back to the farmers**

View Article

### Bloomberg

**Online Butchers Cater to Meat Lovers in the Age of Amazon**

[View Article]

### Bon Appétit

**5 of America's Best New Artisanal Butchers**

[View Article]

### The Kitchn

**My Friend Used to Work at a High-End Steakhouse and He was Blown Away by This Mail-Order Meat**

[View Article]

[Show More Press]

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Porter Road by Local Eateries, Inc..

## JOIN THE DISCUSSION

| AA | What's on your mind? |

0/2500

[Post]

**Paul Fink**
5 days ago

We are "meat nerds" and love the product. Looking forward to investing.

🗨 0          ↑ 0                                    ⚑

**JAMES KIM**
a month ago

I've been a customer since 2019. The quality and affordability of their products are what we look for in ...
**Show more**

🗨 0          ↑ 0                                    ⚑

[Show More Comments]

## HOW INVESTING WORKS
*Cancel anytime before 48 hours before a rolling close or the offering end date.*

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## FAQS

How much can I invest?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Chris / James] When we started Porter Road in 2011, we didn't have much. We were just two chefs, with $500 in our bank accounts, half a beef, two hogs, and a mission to deliver the best meat with more transparency than you can find anywhere else.

Today, we're a team of 71, with over $58M in sales since 2018, and a business that defies everything American consumers have come to expect about the meat industry. 4 companies control over 80% of US meat production, a $319B industry. This is the commodity meat industry. These companies are optimized for speed and cost, not quality. But 85% of consumers now want meat that's better - for their family, the environment, farmers and animals. They're demanding transparency and accountability.

The big companies simply aren't built to deliver on these demands. Porter Road is.

We're a meat company that sells what we think is the best damn meat money can buy, 100% pasture raised in the US.

The results speak for themselves. 7400 5-star rave reviews, tens of thousands of customers, and we already told you about the $58M in sales since 2018, 72% of which are repeat purchases from customers who can't get enough of us. People can truly taste the difference.

Our secret? We've spent over a decade building our own supply chain entirely outside the commodity system. We work directly with American farmers who raise livestock ethically, paying them premium prices that don't fluctuate with the markets. This protects us from the supply challenges that plague the commodity meat industry, and gives us a massive head start on the competition who are only now starting to pay attention to changing consumer demand.

"There's no company like Porter Road...'They are making it possible for a guy from Burna Kentucky to be successful. You can be on a smaller scale, and have the ability to grow'." ethically, paying them premium prices that don't fluctuate with the markets. This protects us from the supply challenges that plague the commodity meat industry, and gives us a massive head start on the competition who are only now starting to pay attention to changing consumer demand.

"There's no company like Porter Road...'They are making it possible for a guy from Burna Kentucky to be successful. You can be on a smaller scale, and have the ability to grow'." We've been on this path for over 10 years, but when industry legend Bill Rupp, former President of Cargill Meat Solutions, invested, we knew we were onto something. "Since retiring, I've had a dream to help small farmers gain access to decentralized processing capabilities. Once I discovered that Porter Road had a proven model doing exactly this, I knew the fastest way to create change was to join forces with them. They've put ten years into building trusting relationships with farmers, setting the highest standards for animal husbandry, and creating unparalleled product quality. Porter Road is the answer to growing consumer demand for more transparency, faster." We've already raised $17M from top VCs and assembled an all-star team from Amazon, Crowd Cow, Wegmans, Birchbox, and more. With our infrastructure in place, we have all the pieces in place to scale.

The only missing piece is you. With your investment, we plan to expand our marketing efforts, production capabilities, and distribution channels into stores nationwide.

We believe we have a huge head start on the competition, and feel now is the moment for us to aggressively scale to meet the growing demand for better meat. Join us on StartEngine today, and help us rebuild the meat industry from the farmers up.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

## Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "LOCAL EATERIES, INC.",
FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF MAY, A.D. 2024,
AT 2:07 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6475451  8100
SR# 20242315936

Authentication: 203524484
Date: 05-21-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:07 PM 05/21/2024
FILED 02:07 PM 05/21/2024
SR 20242315936 - File Number 6475451

**AMENDED AND RESTATED**
**CERTIFICATE OF INCORPORATION**
**OF**
**LOCAL EATERIES, INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

**LOCAL EATERIES, INC.**, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of the corporation is Local Eateries, Inc. (the "***Corporation***"), and the Corporation was originally incorporated pursuant to the General Corporation Law on July 12, 2017 under the name, "Local Eateries, Inc.".

2. That the Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Corporation's current Certificate of Incorporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolutions set forth the proposed Amended and Restated Certificate of Incorporation attached hereto as Exhibit A (the "***Restated Certificate***").

3. That the Restated Certificate was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

4. The Restated Certificate, which restates and integrates and further amends the provisions of the Corporation's current Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

5. The Restated Certificate of this corporation in hereby amended and restated in its entirety to read as set forth in the Restated Certificate.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by the undersigned duly authorized officer of the Corporation on this 21st day of May, 2024.

By: */s/Christopher Carter*
Christopher Carter, President

## AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

### OF

### LOCAL EATERIES, INC.

**FIRST:** The name of this corporation is Local Eateries, Inc. (the "*Corporation*").

**SECOND:** The address of the registered office of the Corporation in the State of Delaware is 614 N. DuPont Street, Suite 210, in the City of Dover, County of Kent, postal code 19901. The name of its registered agent at such address is TRAC – The Registered Agent Company.

**THIRD:** The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "*General Corporation Law*").

**FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 17,646,300 shares of Common Stock, $0.0001 par value per share ("*Common Stock*") and (ii) 9,021,410 shares of Preferred Stock, $0.0001 par value per share ("*Preferred Stock*").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. **Common Stock**.

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting**. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however*, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. **Preferred Stock**.

2,191,695 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred Stock*"; 2,124,559 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "*Series Seed-1 Preferred Stock*"; 2,699,671 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series A Preferred Stock***"; and 2,005,485 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series A-1 Preferred Stock***". The forgoing series of Preferred Stock shall the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this <u>Part B</u> of this <u>Article Fourth</u> refer to sections and subsections of <u>Part B</u> of this <u>Article Fourth</u>.

1. **Dividends**. The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of six percent (6%) of the Original Issue Price (as defined below) for each share of Preferred Stock, on a *pari passu* basis, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this <u>Section 1</u> shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, on a *pari passu* basis, in addition to the dividends payable pursuant to the first sentence of this <u>Section 1</u>, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this <u>Section 1</u> shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

The "***Original Issue Price***" shall mean (i) $0.6844 per share for the Series Seed Preferred Stock, (ii) $0.9955 per share for the Series Seed-1 Preferred Stock, (iii) $2.4077 per share for the Series A Preferred Stock, and (iv) $1.4272 per share for the Series A-1 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

2.1 **Preferential Payments to Holders of Preferred Stock**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, on a *pari passu* basis, an amount per share equal to the greater of (i) one (1) times the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Liquidation Amount***"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2    **Payments to Holders of Common Stock**.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3    **Deemed Liquidation Events**.

2.3.1    **Definition**.  Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of a majority of the outstanding shares of Series A Preferred Stock (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a)    a merger or consolidation in which

(i)    the Corporation is a constituent party or

(ii)    a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)    (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, intellectual property), or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

### 2.3.2    Effecting a Deemed Liquidation Event.

(a)    The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "*Merger Agreement*") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)    In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "*Available Proceeds*"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount.   Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders.   Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

### 2.3.3    Amount Deemed Paid or Distributed.   The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

### 2.3.4    Allocation of Escrow and Contingent Consideration.   In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "*Additional Consideration*"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "*Initial Consideration*") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and

(b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. **Voting**.

3.1 **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

3.2 **Election of Directors**. The holders of record of the shares of Series Seed Preferred Stock and Series Seed-1 Preferred Stock, voting together and on an as-converted to Common Stock basis, shall be entitled to elect one (1) director of the Corporation (the "*Series Seed Director*"), the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "*Series A Director*" and, together with the Series Seed Director, the "*Preferred Directors*" and each, a "*Preferred Director*") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation; *provided*, *however*, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors of the Corporation in connection with the approval of the initial issuance of Series A Preferred Stock and Series A-1 Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation (each, a "*Mutual Director*"). At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2; *provided*, *however*, that a vacancy in a Mutual Director directorship may be filled by the affirmative vote of the Board of Directors of the Corporation. The rights of the holders of the Series A Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the date the first share of Series A Preferred Stock was issued (the "***Original Issue Date***") on which there are issued and outstanding less than 600,000 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock). The rights of the holders of the Series Seed Preferred Stock and Series Seed-1 Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the Original Issue Date on which there are issued and outstanding less than 1,000,000 shares of Series Seed Preferred Stock and Series Seed-1 Preferred Stock, collectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock)

3.3 **Preferred Stock Protective Provisions**. At any time when at least 539,845 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

3.3.1 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock as a separate series;

3.3.2 (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Series A Preferred Stock in respect of any such right, preference or privilege;

3.3.3 purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of capital stock of the Corporation other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the lower of the original purchase price or the then-current fair market value thereof;

3.3.4 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, a reorganization or a sale of all or substantially all of the assets of the Corporation, or consent to any of the foregoing;

3.3.5 increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.6 create or adopt any equity (or equity-linked) compensation plan or increase the authorized shares issuable under any existing equity (or equity-linked) compensation plan;

3.3.7 pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation; or

3.3.8    create, or authorize the creation of, or issue, or authorize the issuance of any debt security or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000 (other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course), unless such debt security or other indebtedness has received the prior approval of the Board of Directors, including the approval of the Series A Director.

## 4.    **Optional Conversion**.

The holders of the Preferred Stock shall have conversion rights as follows (the "*Conversion Rights*"):

### 4.1    **Right to Convert**.

4.1.1    **Conversion Ratio**.    Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion.    The "*Conversion Price*" shall initially be equal to the applicable Original Issue Price.    Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2    **Termination of Conversion Rights**.    In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

### 4.2    **Fractional Shares**.    No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock.    In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

### 4.3    **Mechanics of Conversion**.

4.3.1    **Notice of Conversion**.    In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 **Reservation of Shares**. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 **Effect of Conversion**. All shares of Preferred Stock that have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 **No Further Adjustment**. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 **Taxes**. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

### 4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 **Special Definitions**. For purposes of this Article Fourth, the following definitions shall apply:

(a) "*Additional Shares of Common Stock*" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "*Exempted Securities*"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock, provided that such dividend or distribution was approved by the Board of Directors of the Corporation, including at least one Preferred Director;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8 and approved by the Board of Directors of the Corporation, including at least one Preferred Director;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including at least one Preferred Director approving such issuance;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including at least one Preferred Director;

(vi)     shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including at least one Preferred Director;

(vii)    shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including at least one Preferred Director; or

(viii)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including at least one Preferred Director.

(b)     "*Convertible Securities*" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)     "*Option*" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2     **No Adjustment of Conversion Price**.  No adjustment in the Conversion Price applicable to a series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the majority of such series of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. No adjustment in the Conversion Price applicable to the Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

### 4.4.3   <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a)     If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)     If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of <u>Section 4.4.4</u>, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)     If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of <u>Section 4.4.4</u> (either because the consideration per share (determined pursuant to <u>Section 4.4.5</u>) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in <u>Section 4.4.3(a)</u> shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)     Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)     If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4     **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance for a series of Preferred Stock, then the Conversion Price applicable to such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)     "$CP_2$" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)     "$CP_1$" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)     "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)     "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to $CP_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by $CP_1$); and

(e)     "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   **Determination of Consideration**.  For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)     **Cash and Property**:  Such consideration shall:

(i)     insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)    insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)     **Options and Convertible Securities**.  The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)     The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)    the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 **Multiple Closing Dates**. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 **Adjustment for Stock Splits and Combinations**. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 **Adjustment for Certain Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7     **Adjustments for Other Dividends and Distributions**.  In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8     **Adjustment for Merger or Reorganization, etc**.  Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9     **Certificate as to Adjustments**.  Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the effected series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10    **Notice of Record Date**.  In the event:

(a)     the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion**.

5.1 **Trigger Events**. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $7.2243 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "*Mandatory Conversion Time*"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 **Procedural Requirements**. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.  **Redemption**. The Preferred Stock is not redeemable at the sole discretion of the holders thereof or the Requisite Holders.

7.  **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8.  **Waiver**. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

9.  **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

**FIFTH:** Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH:** Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

**SEVENTH:** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH:** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**NINTH:** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TENTH:** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

**ELEVENTH:** The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

**TWELFTH:** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's Certificate of Incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

**THIRTEENTH:** For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

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Irrevocable Investor Proxy Voting Agreement

Reference is hereby made to a certain Subscription Agreement (the "Subscription Agreement") dated %%NOW%% between %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the "Company") and the undersigned (the "Stockholder Subscriber"). In connection with the Stockholder's purchase of the Company's shares of Common Stock pursuant to such Subscription Agreement, Stockholder and Company's Chief Executive Officer ("CEO") hereby agree as follows:

**1. Grant of Irrevocable Proxy.**

a) With respect to all of the shares of Common Stock issued to the Subscriber Stockholder in connection to the Subscription Agreement (the "Shares"), Subscriber Stockholder hereby grants to the CEO an Irrevocable Investor Proxy Voting Agreement (the "Irrevocable Proxy") under Section 212 of the Delaware General Corporation Law to vote the Securities Shares in any manner that the CEO may determine in its sole and absolute discretion and to take such actions as is needed to effectuate a corporate reorganization as set forth in Section 1(c) herein. For the avoidance of doubt, the CEO, as the holder ("Holder") of the Irrevocable Proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The CEO hereby agrees to vote all Shares in proportion to the votes of the shares of capital stock of the Company of the same class and series that are not subject to any Company proxy, or otherwise in accordance with the requirements set forth in the Company's bylaws as may be in effect from time to time. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

b) The CEO shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the CEO's good faith exercise of this Irrevocable Proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the CEO's rights under this Irrevocable Proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Company or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the Irrevocable Proxy granted hereunder.

c) The CEO agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the shares of Common Stock issued to the Stockholder in connection to the Subscription Agreement into a special purpose vehicle or other entity designed to aggregate the interests of holders of the Shares. The CEO will execute and deliver to the Company all transaction documents related to such transaction or other corporate event causing the reorganization of the Company and the accompanying substitution of the shares of Common Stock with special purpose vehicle securities; provided, that such transaction documents are the same documents to be entered into by all holders of other shares of the same class issued by the Company in connection with the Subscription Agreement that will substituted in connection with the reorganization. Upon any such reorganization, the CEO will take reasonable steps to send notice to the Stockholder, including by e-mail, using the last known contact information of such Stockholder.

d) This Irrevocable Proxy shall expire as to those Shares on the date that such Shares are converted to cash or a cash equivalent but shall continue as to any Shares not so converted.

**2. Legend.** The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the Irrevocable Proxy contained in the foregoing Section 1.

**3. Representations and Warranties.** The Stockholder represents and warrants to the CEO as follows:

a) The Stockholder has all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Exhibit A and the Stockholder has plenary voting and dispositive power with respect to such Shares; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this Irrevocable Proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

**4. Equitable Remedies.** The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the CEO may be enforced by a decree of specific performance issued by arbitration pursuant to the Subscription Agreement, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the CEO may otherwise have available.

**5. Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Subscription Agreement.

**6. Amendment.** Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the CEO.

**7. Assignment.**

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the CEO substantially identical to this Irrevocable Proxy.

b) The CEO may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

**8. Severability.** In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

**EXHIBIT G TO FORM C**

**TTW MATERIALS**

*[See attached]*



Porter Road by Local Eateries, Inc. is taking reservations for a possible, upcoming round. Join the waitlist today.

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# Delivering Life-Changing Meat

Porter Road is an omnichannel farm-to-fork operation specializing in US pasture-raised, dry-aged beef and forested pork that prioritizes farmers and flavor with a proprietary supply chain. We seek to revolutionize the sourcing, raising, and accessibility of premium, ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Port Road

$464,567.51 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED $464,567.51

INVESTORS 316

## REASONS TO INVEST



- 85% of US meat consumers consider "Better For" meat options. Porter Road is uniquely positioned to serve this growing segment with the ultimate goal of capturing a share of the $315B US meat industry.



- We've achieved $58M in sales since launching DTC in 2018, and from April 2023 thru March 2024 we achieved a 72% repeat customer rate.* 25% of New Customers are driven by word-of-mouth, proving our highly engaged, loyal audience.



- We leverage byproducts from our core business to create best-in-class value-add products that we believe are ready to scale into large CPG markets, like meat snacks ($19B), hot dogs & sausage ($23.4B), cooking fats, and bone broth.

*The percentage of total orders placed that were made by returning customers.

## TEAM



**Chris Carter • Co-founder and CEO**

Strategy, Finance, and Distribution. Experienced chef with culinary training from Le

Read More





**James Peisker • Co-founder and COO**

Sourcing, Butchering, and Sustainability. Master Butcher and experienced chef with culinary training from the Culinary Institute of America. Leads farmer relationships, new product development, butcher training, and facility operations. ...

Read More





**Ryan McIntyre • GM of Digital, Co-founder of PorterRoad.com**

Revenue, E-commerce Operations, Marketing, and Unit Economics. 15 years building DTC brands, most recently as CMO and Head of Data for Thrillist and JackThreads. Favorite Cut: Denver Steak...

Read More

Show More

THE PITCH

## Meat That's Raised Better, Tastes Better


Porter Road
DELIVERING
LIFE-CHANGING
MEAT

Porter Road started in 2011 as a brick and mortar butcher shop in Nashville, TN by culinary experts Chris Carter and James Peisker with $500 in the bank, two pigs and a beef ready to process. Each step of the way, they have listened and reacted to customers' demand for flavor, transparency, and sustainability; aka, 'Better For' meat. Better for the local American farmer, the planet, the animals, and better for you and your family.

Porter Road's nationwide following and unique product offering have generated more than **$58 million in sales** since launching DTC in 2018. Investing in Porter Road means taking ownership in a tastier, more sustainable future. We seek your partnership to help accelerate direct-to-consumer growth, broaden the impact of our transparent & proprietary supply chain, improve economics for US based farmers and expand the availability of Porter Road products across various retail distribution channels.


"IF IT'S NOT RAISED RIGHT
IT CAN'T BE DELICIOUS."
MADE & RAISED IN THE U.S.
FULLY PASTURED
HUMANELY RAISED
NO ANTIBIOTICS
NO ADDED HORMONES
ALL BEEF IS DRY AGED
EXPERTLY HAND-CUT

THE OPPORTUNITY

## Shifting Consumer Demands

"Where does my food come from?"

This is a question more and more Americans are asking themselves everyday. Four companies control over 80% of the $315 billion U.S. commodity meat industry[1]. These companies are optimized for speed and cost, not quality, yet **85% of meat consumers actively seek 'Better For' claims when purchasing meat**[2], underlining the market's appetite for ethical and sustainable options.

MARKET

**$315 BILLION**

U.S. MEAT INDUSTRY

**85%**

MEAT CONSUMERS SEEKING "BETTER-FOR" CLAIMS





Source | Source

As consumer preferences shift, federal and state regulations regarding animal welfare are gaining traction. While these regulations often create significant hurdles for the commodity industry, the Porter Road way continues to exceed the regulatory requirements putting us well ahead of competition for these preferences. We didn't have a crystal ball predicting regulations like Proposition 12, or the rising popularity of terms like 'regenerative', we just always chose the path that felt right, even if it was harder.

Our proprietary supply chain and coveted 'Better For' products (pasture-raised, dry aged, humanely raised, no added hormones or antibiotics, U.S. only) ensure we will fulfill these consumers' appetite to buy ethical, sustainable and US-based meat options from anywhere across America.  We feel that the disconnect in supply and demand uniquely positions Porter Road to carve off **1% of this massive industry.**



OUR BUSINESS MODEL
## When the Hard Way is the Right Way

Decades of consolidation in the meat industry have created a disconnect between the consumer and where food comes from, restricting choice for consumers and limiting opportunities for smaller farmers and ranchers to thrive.

Co-founders Chris and James took the first steps to solve this disconnect by opening what's now an East Nashville staple, Porter Road Butcher — a proudly local, whole animal butcher shop. From day one, they committed to building a supply chain that met their strict standards, and intentionally made choices to do things the right way, at every step of the process, regardless if it was the harder way.

We firmly believe the signature **Porter Road flavor starts on the farm.** Each animal we bring into our system must adhere to our standards of husbandry; humanely raised out on pasture with no added hormones or antibiotics. In return, Porter Road offers farmers a premium that does not fluctuate with the commodity markets, providing them with more fruitful and predictable economic outcomes.

**SUPPLY CHAIN COMPARISON**

Porter Road is making a meaningful impact on **how we source, raise, and access proteins in America.**

TYPICAL MEAT INDUSTRY | **Porter Road**

① Commercial cattle ranch | ❶ Partner farms
② Livestock auction
③ Stocker operation
④ Livestock auction | Animals on pasture

VS

| | |
|---|---|
| **⑤** CAFO | |
| **⑥** Slaughterhouse | |
| **⑦** Processing facility | **②** Porter Road |
| **⑧** Grocery store | **③** DTC & wholesale customers |
| **⑨** Customers | |

Each month we ship thousands of boxes to customers' kitchens around the country, and deliver tens of thousands of pounds to some of Nashville's favorite restaurants. We operate out of our new 28,000 square foot facility in Western Kentucky to remain in close proximity to our farmers. This facility houses processing and fulfillment operations, creating 55+ high-quality jobs for the local community of Princeton, KY, including our team of expertly-trained butchers.

By establishing smaller footprint processing facilities, engaging with the local agricultural community, and distributing our pasture raised meats directly to consumers via online, wholesale, and retail channels, we believe that **Porter Road delivers the highest quality meat from farm to fork.**

We pride ourselves in being a whole animal butcher, meaning we buy the whole animal from the farmer, not just ribeyes and strip steaks that sell themselves. As such, we must find creative, margin-accretive ways to monetize each part of the hog or beef we process. The culinary expertise of Chris and James enables a differentiated approach that offers unique cuts and proprietary recipes for everything from sausage and hot dogs to beef sticks and bone broth. We've built a scalable network of co-packers to produce these value-add products and are deep in conversations with name brand retailers to bring these delicious products to a store near you.

**OUR TRACTION**

## Building the Meat Company for the Future

After years of growing the Nashville Butcher Shop and restaurant wholesale business, and countless customers moving away and asking if we could ship them Porter Road meat, Chris and James saw the opportunity to scale the business nationwide. They secured funding from VCs and Angels, grew the team with seasoned entrepreneurs, and launched DTC in 2018. **The DTC business has generated over $58M in sales** since launching, and built a large and loyal customer base. Unlike others in the online meat market, the majority of our customers shop A la Carte, while we have a foundation of subscribers and gifting customers. Overall, we have an impressive **72% repeat purchase rate\*** and 25% of New Customers come from word-of-mouth, underscoring the enthusiasm for our product.

*\*The percentage of total orders placed that were made by returning customers.*

In the last two years, we've made significant progress on our unit economics - **increasing revenue per cut of beef (i.e. steaks, ground beef, etc.) by 40%** - through the development and commercialization of value-add products made from what would otherwise be byproducts or waste of our core business. Our beef snack sticks carry a commendable claims set and are ready to scale into the $19 billion meat snacks market[3] through grocery distribution. Similarly, our hot dogs and sausages are ready to enter their $23.4 billion market[4], and we've seen strong early traction launching cooking fats and bone broths.

## Meat with Meaning



**OUR MISSION**

Porter Road is building a more resilient and sustainable food system that **rewards farmers.**

In addition to the opportunity to scale our revenues and capture growing consumer demand, the Porter Road way is designed to revive rural communities. Our success directly translates to business growth for independent US farmers, job creation and stability in rural communities, and more sustainable agriculture practices.

**Join us as we rebuild the meat industry from the ground up. Invest in Porter Road today.**



★★★★★

"Steak sauce is an insult to meat this good."

– LEONARD L.

*\*These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

## ABOUT

HEADQUARTERS
**501 Gallatin Ave
Nashville, TN 37206**

WEBSITE
**View Site** ↗

Porter Road is an omnichannel farm-to-fork operation specializing in US pasture-raised, dry-aged beef and forested pork that prioritizes farmers and flavor with a proprietary supply chain. We seek to revolutionize the sourcing, raising, and accessibility of premium, sustainable meat across America.

## PRESS

THE WALL STREET JOURNAL.

**The Wall Street Journal**
**Our Favorite Sources for Ordering Meat Online**

**View Article**



### Fox Business

**Porter Road: Changing the meat industry by bringing power back to the farmers**

**View Article**



### Bloomberg

**Online Butchers Cater to Meat Lovers in the Age of Amazon**

**View Article**



### Bon Appétit

**5 of America's Best New Artisanal Butchers**

**View Article**



### The Kitchn

**My Friend Used to Work at a High-End Steakhouse and He was Blown Away by This Mail-Order Meat**

**View Article**

**Show More Press**

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Porter Road by Local Eateries, Inc..

# JOIN OUR MISSION

In the coming weeks, we are considering a crowdfunding campaign through StartEngine, an equity crowdfunding platform for small businesses. Be one of the first to know about future investment opportunities and become eligible for bonus shares.

**LEARN MORE**



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.



# JOIN OUR MISSION!

## ANNOUNCEMENT

In the coming weeks, we are considering a crowdfunding campaign through StartEngine, an equity crowdfunding platform for small businesses. Be one of the first to know about future investment opportunities and become eligible for bonus shares.

**LEARN MORE**

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.




**Porter Road**

# Reserve Your Interest

And be a part of rebuilding
the food system.

Dear Audrey,

We have some very exciting news to share. As a member of our community, we want to make sure you're the first to hear about it. We are considering launching a crowdfunding campaign through StartEngine, an equity crowdfunding platform for small businesses, and we want you to be one of the first to know if we open up investment opportunities.

We've spent over a decade building a strong foundation and it's time to accelerate our growth. We sell an outstanding product, at a fair price, with transparency and sustainability at the heart of our business. We're extremely proud of what we've built over the last 10+ years, but this is just the beginning. We're fortunate to have customers like you, who believe in our mission, and who prioritize better meat for themselves and their families.

Join us in making a lasting impact on the way we nourish ourselves and our communities, from the farmers up.

If you are interested in making a reservation, click the link below. By signing up, there is no commitment on your part, and you'll receive 5% bonus shares if you choose to go on to invest should our raise go live on StartEngine.

Gratefully,

Chris Carter & James Peisker
Porter Road Co-founders

**LEARN MORE**



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

**Raised Better, Tastes Better. Follow us and see what's cooking!**

If you have any questions or problems, please contact us
help@prbutcher.com

# Porter Road

# Reserve Your Interest

And be a part of rebuilding
the food system.

Dear Audrey,

We announced some exciting news a few days ago, and as a valued
member of our community, we want to make sure you didn't miss it.
We are exploring launching a crowdfunding campaign through
StartEngine, an equity crowdfunding platform for small businesses,
and you're invited to be one of the first to know if we open up
investment opportunities.

We've been blown away by the initial response, with over
$235,000 in reservations so far, primarily from our loyal
customers.

The future of Porter Road is full of opportunities. As you may know,
we pride ourselves on being a whole-animal butcher. We work hard
to create as much value as possible, and don't let anything go to
waste. Many of you have tasted our popular Beef Sticks. We are
currently gearing up for grocery store distribution nationwide. Not
only are they delicious, they are also some of the only dry aged snack
sticks that are fully made and raised in the USA. As a shelf stable,
ready to eat product, they will contribute significantly to our
profitable growth by allowing us to create more value from our trim.
For added context, there are companies in the marketplace valued in
the hundreds of millions, that only make beef sticks. We are deep in
conversations with national retailers to get these on shelves across
the country soon.

Value-add products like our Beef Sticks are just one of the many
ways we are scaling up our business.

We hope you'll join us. Learn more below and be the first to know
about investment opportunities. As a thank you for showing early
interest with no commitment, you'll receive 5% bonus shares in our
possible upcoming investment opportunity if you reserve now.

Gratefully,

Chris Carter & James Peisker
Porter Road Co-founders

**LEARN MORE**



**Raised Better, Tastes Better. Follow us and see what's cooking!**

If you have any questions or problems, please contact us
help@prbutcher.com

**Porter Road**

# Reserve Your Interest

And be a part of rebuilding
the food system.

Dear Audrey,

We have some very exciting news to share. As a Meat Nerd, we want to make sure you're the first to hear about it. We are considering launching a crowdfunding campaign through StartEngine, an equity crowdfunding platform for small businesses, and we want you to be one of the first to know if we open up investment opportunities.

We've spent over a decade building a strong foundation and it's time to accelerate our growth. We sell an outstanding product, at a fair price, with transparency and sustainability at the heart of our business. We're extremely proud of what we've built over the last 10+ years, but this is just the beginning. We're fortunate to have customers like you, who believe in our mission, and who prioritize better meat for themselves and their families.

Join us in making a lasting impact on the way we nourish ourselves and our communities, from the farmers up.

If you are interested in making a reservation, click the link below. By signing up, there is no commitment on your part, and you'll receive 5% bonus shares if you choose to go on to invest should our raise go live on StartEngine. And as a Meat Nerd, you'll also be eligible for a 5% Loyalty Bonus that stacks with the Reservation Bonus, offering potential for 10% bonus shares.

Gratefully,

**Chris Carter & James Peisker**
Porter Road Co-founders

**LEARN MORE**



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

**Raised Better, Tastes Better. Follow us and see what's cooking!**

help@prbutcher.com

BIG ANNOUNCEMENT

# JOIN OUR MISSION


BIG ANNOUNCEMENT
"RAISED BETTER, TASTES BETTER"
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.



BIG ANNOUNCEMENT

## DELIVERING LIFE-CHANGING MEAT


PR
April 24 3:18 PM
BIG ANNOUNCEMENT
JOIN OUR MISSION
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.







PR
April 26 2:42 PM
BIG ANNOUNCEMENT
"RAISED BETTER, TASTES BETTER"
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY IND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.



BIG ANNOUNCEMENT

# DELIVERING LIFE-CHANGING MEAT

**Porter Road**

# Reserve Your Interest

And be a part of rebuilding
the food system.

Dear Kara,

Last week we shared that we were considering an equity crowdfunding campaign through StartEngine, and we are humbled by the incredible response from our community. Today we have over $355,000 in reservations and counting.

We've always known what great customers we have, and to feel the support and enthusiasm for the hard work we do is extremely rewarding. We will keep you posted on updates for the campaign.

In the meantime, we are excited to share a new video explaining more about the opportunity for Porter Road to grow and why we believe this is a great time to get involved.

Gratefully,

Chris Carter & James Peisker
Porter Road Co-founders





Porter Road
Porter Road

LEARN MORE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.